UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 31, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2022 THIRD QUARTERLY REPORT

This announcement is made pursuant to the disclosure requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial report of the Company for the third quarter of 2022 was not audited, and was prepared in accordance with the China Accounting Standards for Business Enterprises.

IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made simultaneously by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial report of the Company for the third quarter of 2022 was not audited, and was prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and the directors, supervisors and senior management hereby undertake that the information set out in this quarterly report is true, accurate and complete and does not contain false information, misleading statement or material omission, and accept joint and several legal responsibility for the contents herein.

The person-in-charge of the Company, the officer-in-charge of accounting of the Company, and the officer-in-charge of the accounting department (accounting officer) of the Company, hereby undertake that the financial statements forming part of the quarterly report are true, accurate and complete.

The financial statements in this third quarterly report of the Company are unaudited.

1.	KEY FINANCIAL DATA

(1)	Key accounting data and financial indicators

			Unit: million Currency: RMB
Item	For the reporting period	Increase/decrease for the reporting period compared with the same period last year	From the beginning of the year to the end of the reporting period	Increase/decrease from the beginning of the year to the end of the reporting period compared with the same period last year
		(%)		(%)
Revenue	16,496	-7.28	35,850	-31.72
Net profit attributable to shareholders of the listed company	-9,380	N/A	-28,116	N/A
Net profit attributable to shareholders of the listed company after deducting non-recurring profit or loss	-9,503	N/A	-28,353	N/A
Net cash flow from operating activities	N/A	N/A	-260	-102.03
Basic earnings per share (RMB/share)	-0.4970	N/A	-1.4897	N/A
Diluted earnings per share (RMB/share)	-0.4970	N/A	-1.4897	N/A
Weighted average return on net assets (%)	-33.43	Decreased by 27.06pt	-75.20	Decreased by 58.61pt

Item	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year
			(%)
Total assets	288,095	286,548	0.54
Owners’ equity attributable to shareholders of the listed company	23,370	51,373	-54.51

Note:	The “reporting period” refers to the three-month period from the beginning of this quarter to the end of this quarter, the same for below.

(2)	Non-recurring profit or loss items and relevant amounts

	Unit: million Currency: RMB
Item	Amount for the reporting period	Amount from the beginning of the year to the end of the reporting period
Profit or loss from disposal of non-current assets	-7	2
Government grants recognised in current profit or loss, excluding those closely related to the ordinary operations of the Company and granted on an ongoing basis in fixed amount or fixed quota in accordance with government policies and regulations	155	274
Profit or loss from change in fair value of held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities and derivative financial liabilities, and investment gains from disposal of held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities, derivative financial liabilities and other debt investments, other than effective hedging business in the ordinary operations of the Company	-9	-15
Non-operating income and expenses other than the above	34	99
Less: Effect on income tax	47	89
Effect on minority interests (after tax)	3	34

Total	123	237

Description of the circumstances in which the non-recurring profit or loss items listed in the “Explanatory Announcement No. 1 on Information Disclosure for Companies Offering Their Securities to the Public — Non-recurring Profit or Loss” (《公開發行證券的公司信息披露解釋性公告第 1 號 — 非經常性損益》) are defined as recurring profit or loss items

☐ Applicable	✓ Not Applicable

(3)	Details and reasons for changes in key accounting data and financial indicators

✓ Applicable	☐ Not Applicable

Item	Change	Major reasons
	(%)

Revenue (from the beginning of the year to the end of the reporting period)	-31.72	Mainly attributable to the decline in demand of the passenger transportation market and decrease in the overall transportation capacity due to the impact of COVID-19

Net profit attributable to shareholders of the listed company (for the reporting period/ from the beginning of the year to the end of the reporting period), net profit attributable to shareholders of the listed company after deducting non- recurring profit or loss (for the reporting period/ from the beginning of the year to the end of the reporting period), basic earnings per share (RMB/share) (for the reporting period/ from the beginning of the year to the end of the reporting period), diluted earnings per share (RMB/share) (for the reporting period/ from the beginning of the year to the end of the reporting period)

	N/A	Mainly attributable to the decline in demand of the passenger transportation market and decrease in the overall transportation capacity due to the impact of COVID-19, as well as the significant increase in jet fuel costs as compared to the same period last year due to the high jet fuel prices, exchange losses arising from the depreciation of RMB, leading to the decline in operating results

Weighted average return on net assets (from the beginning of the year to the end of the reporting period)	Decreased by 58.61 pt

Owners’ equity attributable to shareholders of the listed company (at the end of the reporting period)	-54.51

Net cash flow from operating activities (from the beginning of the year to the end of the reporting period)	-102.03	Mainly attributable to the decrease in ticket sales during the reporting period as compared to the same period last year

2.	INFORMATION OF SHAREHOLDERS

(1)	Total number of ordinary shareholders and number of preferred shareholders with restored voting rights and shareholding of the 10 largest shareholders

						Unit: share
Total number of ordinary shareholders as at the end of the reporting period						151,072
Total number of preferred shareholders with restored voting rights as at the end of the reporting period (if any)						N/A

	Shareholding of the 10 largest shareholders
Name of shareholder	Nature of shareholder	Number of shares held	Percentage of shares held	Number of shares with trading moratorium held	Pledged, marked or locked-up
			(%)		Status	Number
China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 )	State-owned legal person	7,567,853,802	40.10	2,494,930,875	None	0

HKSCC NOMINEES LIMITED	Overseas legal person	4,702,611,885	24.92	0	Unknown	0

Shanghai Jidaohang Enterprise Management Company Limited ( 上海吉道航企業管理有限公司 )	Domestic non- state-owned legal person	589,041,096	3.12	0	None	0

China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	State-owned legal person	502,767,895	2.66	0	None	0

DELTA AIR LINES, INC.	Overseas legal person	465,910,000	2.47	0	None	0

Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司)	Domestic non- state-owned legal person	465,838,509	2.47	0	None	0

CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	State-owned legal person	457,317,073	2.42	0	None	0

China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	State-owned legal person	429,673,382	2.28	0	None	0

Shanghai Juneyao (Group) Co., Ltd. ( 上海均瑤 ( 集團 ) 有限公司 )	Domestic non- state-owned legal person	311,831,909	1.65	0	Pledged	256,831,909

China Structural Reform Fund Corporation Limited ( 中國國有企業結構調整基金股份 有限公司 )	State-owned legal person	273,972,602	1.45	0	None	0

Shareholding of the 10 largest holders of shares without trading moratorium
Name of shareholder	Number of listed shares without trading moratorium held	Class and number of shares
		Class	Number
China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 )	5,072,922,927	RMB ordinary shares	5,072,922,927

HKSCC NOMINEES LIMITED	4,702,611,885	Overseas listed foreign shares	4,702,611,885

Shanghai Jidaohang Enterprise Management Company Limited ( 上海吉道航企業管理有限公司 )	589,041,096	RMB ordinary shares	589,041,096

China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	502,767,895	RMB ordinary shares	502,767,895

DELTA AIR LINES, INC.	465,910,000	Overseas listed foreign shares	465,910,000

Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司 )	465,838,509	RMB ordinary shares	465,838,509

CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	457,317,073	RMB ordinary shares	457,317,073

China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	429,673,382	RMB ordinary shares	429,673,382

Shanghai Juneyao (Group) Co., Ltd. ( 上海均瑤 ( 集團 ) 有限公司 )	311,831,909	RMB ordinary shares	311,831,909

China Structural Reform Fund Corporation Limited ( 中國國有企業結構調整基金股份有限公司 )	273,972,602	RMB ordinary shares	273,972,602

Description of connected relationship or activities in concert among the above shareholders	China Eastern Air Holding Company Limited (“CEA Holding”) owns 100% equity interest in CES Finance Holding Co., Ltd. Among the 4,702,611,885 shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited in the capacity of beneficial owner, and CEA Holding owns 100% equity interest in CES Global Holdings (Hong Kong) Limited.

Shanghai Juneyao (Group) Co., Ltd. is the controlling shareholder of Juneyao Airlines Co., Ltd. Among the 4,702,611,885 shares held by HKSCC NOMINEES LIMITED, 546,769,777 shares are held by Shanghai Juneyao Airline Hong Kong Limited in the capacity of beneficial owner, and Juneyao Airlines Co., Ltd. owns 100% equity interest in Shanghai Juneyao Airline Hong Kong Limited.

The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

Description of the 10 largest shareholders and the 10 largest holders of shares without trading moratorium engaging in margin financing and securities lending as well as margin and securities refinancing business (if any)	N/A

As at the end of the reporting period, CES Global Holdings (Hong Kong) Limited has pledged in aggregate 1,670,000,000 H shares of the Company; and Shanghai Juneyao Airline Hong Kong Limited has released the pledge of 232,000,000 H shares of the Company in October 2022.

3.	OTHER REMINDERS

Other important information on the operating condition of the Company during the reporting period that investors need to be reminded of

✓ Applicable            ☐ Not Applicable

(1)

On 10 May 2022, the 17th ordinary meeting of the ninth session of the Board of the Company considered and approved the resolution in relation to the Company’s non-public issuance of A shares to specific investors. The Company will non-publicly issue not more than 5,662,332,023 A shares to specific investors, and the total amount of funds raised will not exceed RMB15 billion. Among which, CEA Holding will subscribe for not less than RMB5 billion in cash under the non-public issuance of shares. The resolution has been considered and approved at the Company’s general meeting held on 29 June 2022. The Company’s non-public issuance of A shares has been approved by CEA Holding, and the relevant application has been accepted by the China Securities Regulatory Commission (the “CSRC”). The Company has responded to the feedback from the CSRC. The Company’s non-public issuance of A shares is subject to approval from the CSRC. For details, please refer to the announcements and circular of the Company published on the website of the Hong Kong Stock Exchange on 10 May, 9 June, 23 June, 29 June, 27 July, 22 August and 9 September 2022.

(2)

On 1 July 2022, the 18th ordinary meeting of the ninth session of the Board of the Company considered and approved the Resolution in relation to the Introduction of 100 A320NEO Series Aircraft and Signing of Relevant Agreement. On the same date, the Company signed the relevant agreement with Airbus S.A.S. Such issue is subject to consideration at the general meeting. For details, please refer to the announcement and circular of the Company published on the website of the Hong Kong Stock Exchange on 3 July and 24 August 2022.

(3)

On 12 August 2022, due to his departure from the position, Mr. Liu Shaoyong, the chairman of the Board of the Company, has notified the Board of the Company of his resignation as the chairman of the Board, a director, the chairman and member of the nomination and remuneration committee of the Board and the authorised representative under the Listing Rules. On the same date, the 19th ordinary meeting of the ninth session of the Board of the Company considered and agreed to elect Mr. Li Yangmin, the vice chairman of the Company, to act as the chairman of the Board and the chairman of the nomination and remuneration committee of the Board, and act as the legal representative of the Company, and agreed to appoint Mr. Li Yangmin as the authorised representative under the Listing Rules. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 12 August 2022.

(4)

On 30 August 2022, a total of 1,394,245,744 A shares of the Company with trading moratorium held by Juneyao Airlines Co., Ltd., Shanghai Juneyao (Group) Co., Ltd., Shanghai Jidaohang Enterprise Management Company Limited and China Structural Reform Fund Corporation Limited, the shareholders of the Company, became tradable; on 29 August 2022, the lock-up period for the 517,677,777 H shares subscribed by Shanghai Juneyao Airline Hong Kong Limited has ended. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 24 August 2022.

(5)

On 30 August 2022, the 2022 fourth regular meeting of the Board of the Company considered and approved the Resolution in relation to Certain Amendments to the Articles of Association, the Resolution in relation to Certain Amendments to the Rules for Procedures for General Meetings and the Resolution in relation to Certain Amendments to the Rules for Meetings of the Board of Directors. Such issue is subject to consideration at the general meeting. For details, please refer to the announcement and circular of the Company published on the website of the Hong Kong Stock Exchange on 30 August and 25 October 2022.

(6)

On 30 August 2022, the 2022 fourth regular meeting of the Board of the Company considered and approved the Resolution in relation to the Daily Connected Transactions for 2023–2025, and agreed on the transaction caps of the 2023–2025 daily connected transactions of the Company. On 26 September 2022, the Company and the relevant connected parties signed the relevant framework agreements. Such issue is subject to consideration at the general meeting. For details, please refer to the announcements and circular of the Company published on the website of the Hong Kong Stock Exchange on 30 August, 26 September and 25 October 2022.

(7)

On 21 September 2022, the Company received a notification letter from Shanghai Juneyao (Group) Co., Ltd., a shareholder, that it intends to reduce its shareholdings by not more than 155,915,954 shares of the Company, representing 0.826% of the total share capital of the Company, through centralized bidding system within a certain period. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 21 September 2022.

(8)

On 12 October 2022, the 20th ordinary meeting of the ninth session of the Board of the Company considered and approved the Resolution in relation to the Adjustment to the Caps for the Daily Connected Transactions of the Exclusive Operation of Freight Business for Passenger Aircraft in 2022, and agreed to adjust the caps for the daily connected transactions of the exclusive operation of passenger aircraft cargo business between the Company and China Cargo Airlines for 2022 to RMB9 billion. Such issue is subject to consideration at the general meeting. For details, please refer to the announcement and circular of the Company published on the website of the Hong Kong Stock Exchange on 12 October and 25 October 2022.

4.	QUARTERLY FINANCIAL STATEMENTS

(1)	Type of audit opinion

☐ Applicable	✓ Not Applicable

(2)	Financial statements

Consolidated Balance Sheet

30 September 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB    Type of audit: Unaudited

Item	30 September 2022	31 December 2021

Current assets:
Monetary capital	23,575	12,962
Held-for-trading financial assets	69	84
Hedge instruments	144	—
Trade receivables	1,263	974
Prepayments	271	160
Other receivables	1,984	2,397
Inventory	1,768	1,799
Held-for-sale assets	2	2
Non-current assets due within one year	243	304
Other current assets	5,431	9,228

Total current assets	34,750	27,910

Non-current assets:
Long-term equity investment	2,254	2,261
Other equity instrument investments	332	457
Hedge instruments	48	—
Investment properties	112	118
Fixed assets	85,832	89,954
Construction in progress	17,426	15,472
Right-of-use assets	121,835	124,663
Intangible assets	2,591	2,655
Goodwill	9,028	9,028
Long-term deferred expenses	2,222	2,452
Deferred income tax assets	9,601	9,580
Other non-current assets	2,064	1,998

Total non-current assets	253,345	258,638

Total assets	288,095	286,548

(2)	Financial statements (Cont’d)

Consolidated Balance Sheet (Cont’d)

30 September 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB    Type of audit: Unaudited

Item	30 September 2022	31 December 2021
Current liabilities:
Short-term borrowings	49,835	37,614
Hedge instruments	—	1
Notes payables	3,095	748
Trade payables	12,954	11,321
Account collected in advance	98	13
Contract liabilities	3,066	3,287
Staff remuneration payable	2,291	2,757
Tax payable	1,217	1,794
Other payables	3,226	3,870
Non-current liabilities due within one year	28,518	24,270
Other current liabilities	6,068	216

Total current liabilities	110,368	85,891

Non-current liabilities:
Long-term borrowings	42,359	28,151
Bonds payable	19,419	22,641
Hedge instruments	—	45
Lease liabilities	77,840	82,126
Long-term payables	1,130	1,340
Long-term staff remuneration payable	2,539	2,643
Estimated liabilities	7,785	7,270
Deferred income	72	91
Other non-current liabilities	1,499	1,440

Total non-current liabilities	152,643	145,747

Total liabilities	263,011	231,638

(2)	Financial statements (Cont’d)

Consolidated Balance Sheet (Cont’d)

30 September 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB    Type of audit: Unaudited

Item	30 September 2022	31 December 2021
Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	18,874	18,874
Capital reserves	41,934	41,934
Other comprehensive income	-2,963	-3,076
Surplus reserves	782	782
Undistributed profits	-35,257	-7,141

Total owners’ equity (or shareholders’ equity) attributable to owners of the parent company	23,370	51,373

Minority interests	1,714	3,537

Total owners’ equity (or shareholders’ equity)	25,084	54,910

Total liabilities and owners’ equity (or shareholders’ equity)	288,095	286,548

Person-in-charge of the Company: Li Yangmin	Officer-in-charge of accounting: Zhou Qimin	Officer-in-charge of the accounting department: Yu Yahong

(2)	Financial statements (Cont’d)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

January – September 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million     Currency: RMB     Type of audit: Unaudited

Item				The first three quarters (January – September) of 2022	The first three quarters (January – September) of 2021
I.	Total revenue			35,850	52,501
	Of which: Revenue			35,850	52,501

II.	Total operating costs			68,218	67,880
	Of which: Operating costs			56,330	59,440
			Taxes and surcharges	131	172
			Selling expenses	1,665	2,316
			Administrative expenses	2,577	2,525
			Research and development expenses	206	192
			Finance costs	7,309	3,235
			Of which: Interest expenses	4,601	4,326
			Interest income	366	238
	Add:		Other gains	2,332	3,629
			Investment gains (“-” indicating losses)	3	158
		Of which:	Gains from investments in associates and joint ventures	-3	45
			Gains arising from changes in fair value (“-” indicating losses)	-15	-7
			Credit impairment losses (“-” indicating losses)	-1	-3
			Asset impairment losses (“-” indicating losses)	-5	-2
			Gains from disposal of assets (“-” indicating losses)	12	—

III.	Operating profit (“-” indicating loss)			-30,042	-11,604
	Add: Non-operating income			114	166
	Less: Non-operating expenses			13	20

IV.	Total profits (“-” indicating total losses)			-29,941	-11,458
	Less: Income tax expenses			-7	-2,878

(2)	Financial statements (Cont’d)

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Cont’d)

January – September 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB    Type of audit: Unaudited

Item				The first three quarters (January – September) of 2022	The first three quarters (January – September) of 2021
V.	Net profit (“-” indicating net loss)			-29,934	-8,580
	(I)	Classified by continuation of business
		1.	Net profit from continuing activities (“-” indicating net loss)	-29,934	-8,580
		2.	Net profit from discontinued activities (“-” indicating net loss)	—	—
	(II)	Classified by ownership
		1.	Net profit attributable to shareholders of the parent company (“-” indicating net loss)	-28,116	-8,162
		2.	Minority interests (“-” indicating net loss)	-1,818	-418

VI.	Other comprehensive income, net of tax			108	-268
	(I)	Other comprehensive income, net of tax, attributable to owners of the parent company		113	-265
		1.	Other comprehensive income that cannot be reclassified into profit or loss	-86	-20
			(1) Changesarising from re-measuring defined benefit plan	13	-29
			(2) Othercomprehensive income that cannot be transferred to profit or loss under the equity method	—	—
			(3) Changesin fair value of other equity instrument investments	-99	9
			(4) Changesin fair value of the enterprise’s own credit risk	—	—

(2)	Financial statements (Cont’d)

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Cont’d)

January – September 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB    Type of audit: Unaudited

Item				The first three quarters (January – September) of 2022	The first three quarters (January – September) of 2021
	1.	Other comprehensive income that will be reclassified into profit or loss		199	-245
		(1)	Other comprehensive income that will be transferred to profit or loss under the equity method	—	—
		(2)	Changes in fair value of other debt investments	—	—
		(3)	Amount of financial assets reclassified into other comprehensive income	—	—
		(4)	Credit impairment provision for other debt investments	—	—
		(5)	Cash flow hedge reserve	199	-245
(II)	Other comprehensive income, net of tax, attributable to minority interests			-5	-3

VII. Total comprehensive income				-29,826	-8,848
(I)	Total comprehensive income attributable to owners of the parent company			-28,003	-8,427
(II)	Total comprehensive income attributable to minority interests			-1,823	-421

VIII. Earnings per share:
(I)	Basic earnings per share (RMB/share)			-1.4897	-0.4983
(II)	Diluted earnings per share (RMB/share)			-1.4897	-0.4983

Person-in-charge of the Company: Li Yangmin	Officer-in-charge of accounting: Zhou Qimin	Officer-in-charge of the accounting department: Yu Yahong

(2)	Financial statements (Cont’d)

Consolidated Cash Flow Statement

January – September 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million     Currency: RMB     Type of audit: Unaudited

Item		The first three quarters (January – September) of 2022	The first three quarters (January – September) of 2021
1.	Cash flow from operating activities:
	Cash received from sales of goods and provision of labour services	37,258	54,371
	Refund of taxes	5,699	18
	Other cash received from operating activities	4,433	7,906

	Sub-total of cash inflow from operating activities	47,390	62,295

	Cash paid for purchase of goods and receiving of labour services	27,931	26,248
	Cash paid to and for employees	15,570	16,949
	Taxes paid	707	1,987
	Other cash paid for operating activities	3,442	4,283

	Sub-total of cash outflow from operating activities	47,650	49,467

	Net cash flow from operating activities	-260	12,828

2.	Cash flow from investing activities:
	Cash received from disposal of investment	—	201
	Investment income in cash	11	103
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets	139	—
	Net cash received from disposal of subsidiaries and other operating units	—	117
	Other cash received from investing activities	1,382	5,721

	Sub-total of cash inflow from investing activities	1,532	6,142

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	5,717	8,805
	Other cash paid for investing activities	—	31

	Sub-total of cash outflow from investing activities	5,717	8,836

	Net cash flow from investing activities	-4,185	-2,694

(2)	Financial statements (Cont’d)

Consolidated Cash Flow Statement (Cont’d)

January – September 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB     Type of audit: Unaudited

Item		The first three quarters (January – September) of 2022	The first three quarters (January – September) of 2021
3.	Cash flow from financing activities:
	Cash received from acquisition of investment	—	284
	Cash received from borrowings	110,102	102,081
	Other cash received from financing activities	—	792

	Sub-total of cash inflow from financing activities	110,102	103,157

	Cash paid for repayment of indebtedness	77,634	92,259
	Cash payments for distribution of dividends, profits expense or payment of interest	4,124	4,326
	Other cash paid for financing activities	13,299	13,528

	Sub-total of cash outflow from financing activities	95,057	110,113

	Net cash flow from financing activities	15,045	-6,956

4.	Effect of changes in exchange rate on cash and cash equivalents	11	3

(2)	Financial statements (Cont’d)

Consolidated Cash Flow Statement (Cont’d)

January – September 2022

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB     Type of audit: Unaudited

Item		The first three quarters (January – September) of 2022	The first three quarters (January – September) of 2021
5.	Net increase in cash and cash equivalents	10,611	3,181
	Add: Balance of cash and cash equivalents at the beginning of the period	12,950	7,651

6.	Balance of cash and cash equivalents at the end of the period	23,561	10,832

Person-in-charge of the Company: Li Yangmin	Officer-in-charge of accounting: Zhou Qimin	Officer-in-charge of the accounting department: Yu Yahong

Adjustment to financial statements at the beginning of the year upon adoption of the new accounting standards or interpretations of standards for the first time starting from 2022

☐ Applicable    ✓ Not Applicable

The Board of

CHINA EASTERN AIRLINES CORPORATION LIMITED

28 October 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).